UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 23, 2025 titled “Adecoagro announces declaration of cash dividends”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: October 23, 2025

Adecoagro announces declaration of cash dividends

LUXEMBOURG, October 23, 2025 - Adecoagro S.A. (NYSE: AGRO), a leading sustainable production company in South America, announces its Board of Directors has approved a cash dividend distribution:

•Amount to be Distributed: $17.5 million
•Dividend per Share: $0.17485 approximately
•Record Date: November 3, 2025
•Payment Date: November 19, 2025

This dividend distribution is the second of a two-tranche cash dividend payable in two installments. The first installment was paid on May 16, 2025, in an equal cash amount, resulting in an annual cash dividend of $35 million.

For questions please contact:
Victoria Cabello
IR Officer
Email: ir@adecoagro.com

About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.